Exhibit 99.48
News Release
Theratechnologies announces new clinical program in muscle wasting in Chronic Obstructive
Pulmonary Disease (COPD)
Montréal, Canada — February 22, 2011 - Theratechnologies (TSX: TH) today announced a new clinical program for muscle wasting in Chronic Obstructive Pulmonary Disease (COPD) using the Company’s lead compound, tesamorelin, a human growth hormone releasing factor (“GRF”) analogue.
Based on tesamorelin’s anabolic properties, the Company has chosen to pursue the development of its lead compound in muscle wasting in patients with COPD as its second indication. COPD is characterized by progressive airflow obstruction due to chronic bronchitis or emphysema leading in certain cases to muscle wasting, a decrease of muscle mass and deterioration in functionality. Previously, Theratechnologies completed a Phase 2 trial in stable ambulatory COPD patients which demonstrated a statistically significant increase in lean body mass. The Company intends to commence a second Phase 2 clinical study in the second half of 2011 to test different dosages of tesamorelin with a new formulation.
Based on available market and industry data, the Company estimates that in 2009, the number of diagnosed COPD patients in the Global Initiative for Chronic Obstructive Lung Disease (GOLD) Stage II or III suffering from a muscle wasting condition, with a body mass index under 25, was approximately 3.1 million in the United States, France, Germany, Italy, United Kingdom, Spain and Japan.
“There are a large number of patients who suffer from muscle wasting in COPD and it is our hope that we can eventually improve the condition of those patients in need,” stated Mr. John-Michel T. Huss, President and CEO of Theratechnologies. “Expanding into this new disease area will allow us to maximize the global commercial potential of tesamorelin,” he commented. “This is further evidence regarding our ability to deliver on our promise, as a management team, and a demonstration of our commitment to grow our company as well as solidify the future of Theratechnologies,” Mr. Huss concluded.
The Phase 2 clinical study will evaluate the use of tesamorelin in a randomized, placebo controlled study with approximately 200 COPD patients, in GOLD stage II and III, with muscle wasting. Patients will be randomized to receive either one of two different dosages of tesamorelin or placebo each day for six months. Theratechnologies intends to randomize its first patient in the second half of 2011. The primary endpoint will be an increase in lean body mass. Other efficacy endpoints will be measured, such as a six-minute walking distance test, exercise endurance time, and quality of life (daily activities). Safety assessments will include monitoring of adverse events and laboratory evaluations. If the Phase 2 study is successful, two Phase 3 studies (one pivotal and one confirmatory) are to be conducted in parallel. This clinical trial program is estimated to take approximately four years and will use a new and more concentrated formulation of tesamorelin. The new formulation will require a smaller volume of injection and is expected to be stable at room temperature.
“We have already led a successful clinical program based on the lipolytic properties of tesamorelin and are now expanding into muscle wasting in COPD based on the anabolic properties of tesamorelin,” commented Dr. Christian Marsolais, Vice-President, Clinical Research and Medical Affairs. “We are hoping to demonstrate that the increase of muscle mass by tesamorelin will have a positive impact on the functionality of the COPD patients with muscle wasting,” he concluded.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United

States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, the Company has signed distribution and licensing agreements with a subsidiary of Sanofi-aventis granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information about the Company is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the ability to begin the clinical trials on time and the estimated length of the clinical trials, that the clinical program outlined in treating patients with muscle wasting in COPD will be successful in building lean body mass and that our assumptions of the market size are accurate . The words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms or variations of them and the use of future or conditional tenses as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the results of the administration of tesamorelin for muscle wasting in COPD patients differ from those in HIV-patients suffering from excess abdominal fat associated with lipodystrophy, that the clinical trials take longer than expected and are more costly, that unexpected serious adverse events impact negatively our business, that physicians do not perceive a need to treat these patients, that our third-party manufacturers will be unable to supply tesamorelin for these studies without impacting our other programs and that the market size is smaller than anticipated.
Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary materially from the forward-looking information contained in this press release. Certain assumptions made in preparing the forward-looking information include the assumption that tesamorelin will build lean body mass for patients with muscle wasting in COPD, that clinical trials will be completed on schedule and on budget, that no serious adverse events negatively impact our business, that physicians desire a treatment for those patients with muscle wasting in COPD, that relations with third-party suppliers of tesamorelin will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply tesmorelin to meet its demand and on a timely-basis and that our estimated market size is accurate.
Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on its business, financial condition or results of operation.

Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risks and Uncertainties” section of the Company’s Management’s Discussion and Analysis for the year ended November 30, 2010.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com